# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Reliance Global Group, Inc., CIK 0001812727
CUSIP: 75946W405
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 300 Blvd. of the Americas, Suite 105, Lakewood, New Jersey (NJ), 08701
Date of event which requires filing of this statement: 02/20/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002068872

## Reporting persons
- Spetner Jonathan S: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 148,532; shared voting power 0; sole dispositive power 148,532; shared dispositive power 0; aggregate amount beneficially owned 148,532 (5.18% of the class)

## Item 1. Issuer
Name of issuer: Reliance Global Group, Inc.
Address of issuer's principal executive offices: 300 Blvd. of the Americas, Suite 105, Lakewood, New Jersey, 08701

## Item 2. Person Filing
Name of person filing: This statement is filed by Jonathan Spetner (the "Reporting Person").
Address of principal business office or, if none, residence:
Jonathan Spetner
8220 Delmar Blvd
St. Louis, MO 63124
Citizenship: Jonathan Spetner is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The percentages used herein are calculated based upon 2,869,869 shares of Common Stock issued and outstanding as of March 6, 2025, as reported on the Company's Form 10-K/A filed with the Securities and Exchange Commission by the Issuer on April 8, 2025.

The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for the Reporting Person and is incorporated herein by reference.
Percent of class: Jonathan Spetner owns 148,532 shares of Common Stock directly (constituting approximately 5.18% of the shares of Common Stock outstanding).
Sole power to vote or to direct the vote: 148,532
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 148,532
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Spetner Jonathan S: /s/ Jonathan Spetner, Spetner Jonathan S (05/16/2025)